November 17, 2017 Via EDGAR (Correspondence) Ms. Jennifer Thompson

Accounting of Consumer Products

Securities and Exchange Commission

Division of Corporation Finance

100F Street, NE

Washington, D.C. 20549

Re:     Build-A-Bear Workshop, Inc.

Form 10-K for the fiscal year ended December 31, 2016

Filed March 16, 2017

Response dated October 25, 2017

File No. 001-32320

Dear Ms. Thompson:

This letter sets forth the response of Build-A-Bear Workshop, Inc. (the “Company”) to the comments of the Staff of the U.S. Securities and Exchange Commission (the “Staff”) contained in your letter dated October 25, 2017 regarding the Staff’s review of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016 filed on March 16, 2017 (the “Form 10-K”).

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Fiscal Year Ended December 31, 2016 Compared to Fiscal Year Ended January 2, 2016, page 23

1.	We note your response to comment 1 and have the following additional comments.

a.

Please explain to us in greater detail why the change in legal entity and resulting change in accounting policy caused your breakage revenue to increase. Please address in your response when and how much of the unused gift card balance was previously escheated to the state in Delaware and when and how much is required to be escheated in Virginia. Please further explain why the amount of breakage revenue calculated under the redemption recognition method is greater than the amount that was calculated under your prior method.

Response:

In December 2015, the Company changed the manner in which it operates its gift card business. It established a new legal entity in Virginia to issue and administer gift cards. Prior to that, the Company’s gift cards were issued and administered by a Delaware entity. This legal entity change and new accounting policy caused our breakage revenue to increase to a total of $4.5 million for the fiscal year ended December 31, 2016 for the following reasons:

 Ms. Jennifer Thompson

November 17, 2017

The State of Delaware requires us to escheat the estimated cost of sales associated with the face value of the unredeemed gift cards (or approximately 35%) after five years, consistent with when Delaware releases us from our legal obligation associated with such cards. Based on this fact pattern, a de facto expiration date is created five years after a gift card is issued and we recognize breakage for the amount not subject to escheatment. In fiscal 2015, we recognized breakage revenue of $1.7 million for unredeemed gift cards issued in fiscal 2010 (at approximately 65% of the face value of such cards). In fiscal 2016, we recognized breakage revenue of $2.1 million (out of the total of $4.5 million of breakage revenue recognized in that period) for unredeemed gift cards issued in fiscal 2011 (again, at approximately 65% of the face value of such cards). The increase in breakage revenue was the result of the increase of gift card sales from 2010 to 2011.We continue to use the delayed recognition method to recognize gift card breakage for those cards issued prior to December 2015.

The Commonwealth of Virginia does not subject gift cards to unclaimed property laws and escheatment is not required. Since these gift cards do not have a de facto expiration date on which to base breakage, the Company is recognizing breakage for these gift cards under the redemption recognition method based on 100% of the face value of such gift cards. The redemption rates of our gift cards within the first year after purchase are approximately 77% and the unredeemed gift card breakage revenue is recorded at the same rate. In comparison to the delayed recognition method, breakage revenue is accelerated under the redemption recognition method because a majority of breakage recognition occurs in the first year after gift cards are issued. Breakage revenue recognized under this method was $2.4 million in fiscal 2016 (i.e., the remainder of the $4.5 million of breakage revenue recognized in that period), and was related to gift cards sold in December of 2015 and fiscal 2016. (In addition to the breakage revenue recognized in fiscal 2016 for cards sold in December of 2015, breakage revenue of $0.5 million for cards sold in December of 2015 was recognized under this method in fiscal 2015.)

b.

We understand from your response that $1.7 million of the increase in net retail sales due to breakage revenue was actually due to a reclassification from SG&A expenses to net retail sales. Please revise future filings to clarify this for your investors as your current disclosure indicates that the entire amount was due to the change in accounting policy, which does not appear to be the case.

Response:

In future filings, the Company will revise and clarify its description of the increase in net retail sales due to breakage revenue to clarify the change related to both the change in accounting policy and the reclassification change on its income statement as appropriate.

c.

Please confirm that you will revise your disclosure, in future filings, to more clearly explain the reasons for this increase in net retail sales as it appears to us to have a material impact on your income before income taxes.

 Ms. Jennifer Thompson

November 17, 2017

Response:

The Company will revise its disclosure in future filings to more clearly explain the reasons for the material increase in net retail sales as appropriate.

We believe the foregoing to be fully responsive to the Staff’s comments. Please direct any additional questions or comments to me at (314) 423-8000, extension 5221.

Sincerely,

/s/ Voin Todorovic

Voin Todorovic

Chief Financial Officer

cc:	Lisa Sellars, SEC

Charlie Guidry, SEC

Jacqueline Kaufman, SEC

Amy Smith, Ernst & Young

Eric Fencl, Build-A-Bear Workshop, Inc.